Burnham & Flower Financial, Inc.

315 South Kalamazoo Mall
Kalamazoo, MI 49007-4806
Tel: 269.341.48353, 800.748.0554
Fax: 269.276.4061

March 21, 2025

SEC
100 F Street, NE
Washington, DC 20549

Re: 2024 Annual Audit
CRD# 114006
SEC File #53389

ELECTRONICALLY FILED VIA ACCELLION

To Whom It May Concern:

The December 31, 2024 audit for Burnham & Flower Financial, Inc. is attached and includes all required documents.

Any questions regarding the firm's annual audit may be directed to me at 269-341-4835.

Sincerely,

Amber S. Howes
Vice President

Burnham & Flower Financial, Inc.

FINANCIAL STATEMENTS

Year ended December 31, 2024

CONTENTS

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-53389

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Burnham & Flower Financial, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

315 South Kalamazoo Mall
(No. and Street)

Kalamazoo	MI	49007
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Amber Howes	269-341-4835	ahowes@bfgroup.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company
(Name – if individual, state last, first, and middle name)

325 N. St. Paul Street, Suite 3100	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

09/18/2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Amber Howes, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Burnham & Flower Financial, Inc., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Vice President

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Stockholders and
Those Charged With Governance of
Burnham & Flower Financial, Inc.

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Burnham & Flower Financial, Inc. (the Company) as of December 31, 2024, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplementary information contained in The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule SEC 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the

supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville & Company, LLC

This is the initial year we have served as the Company's auditor.

Dallas, Texas
March 17, 2025

Burnham & Flower Financial, Inc.
STATEMENT OF FINANCIAL CONDITION
December 31, 2024

ASSETS		
Cash	$	47,377
Commissions receivable		778
Prepaid items		7,415
TOTAL ASSETS	$	55,569
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
Commissions payable		6
TOTAL LIABILITIES	$	6
STOCKHOLDERS' EQUITY:		
Common stock (no par value, 60,000 shares authorized, 6,000 shares issued and outstanding)		6,000
Retained earnings		49,563
Total stockholders' equity		55,563
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	55,569

See accompanying notes

Burnham & Flower Financial, Inc.
STATEMENT OF INCOME
Year ended December 31, 2024

REVENUES:	
Commission income	$ 588,781
EXPENSES:	
Management fee	176,484
Legal and accounting	12,475
Regulatory fees	10,476
Commission expense	11,060
Dues and subscriptions	10,155
Insurance	8,921
Education & seminar	1,630
Total expenses	231,201
NET INCOME	$ 357,580

See accompanying notes

Burnham & Flower Financial, Inc.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year ended December 31, 2024

	Common stock				*Retained*		*Total stockholders'*
	Shares		*Amount*		*earnings*		*equity*
Balance, January 1, 2024	6,000	$	6,000	$	56,982	$	62,983
Net income	-		-		357,580		357,580
Distributions	-		-		(365,000)		(365,000)
Balance, December 31, 2024	6,000	$	6,000	$	49,562	$	55,563

See accompanying notes

Burnham & Flower Financial, Inc.
STATEMENT OF CASH FLOWS
Year ended December 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES:	
Commissions and other receipts	$ 588,029
Payments to vendors and suppliers	(230,344)
Net cash provided by operating activities	357,685
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions to stockholders	(365,000)
NET DECREASE IN CASH	(7,314)
CASH - BEGINNING	54,691
CASH - ENDING	$ 47,377

Reconciliation of net income to net cash provided by operating activities:	
Net income	$ 357,580
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) Decrease:	
Commissions receivable	(752)
Prepaid expenses and deposits	2,437
Decrease:	
Accounts payable	(1,577)
Commissions payable	(3)
Net cash provided by operating activities	$ 357,685

See accompanying notes

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies of Burnham & Flower Financial, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America (hereinafter referred to as generally accepted accounting principles) and have been consistently applied in the preparation of the financial statements.

Organization and nature of operations:
The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Michigan corporation and is a member of a group of entities under common control. The Company receives a significant portion of commission revenue from a revenue sharing arrangement with Harbour Investments, Inc.

Basis of presentation:
These financial statements include all accounts of the Company. The Company is engaged in a single line of business as a broker-dealer.

Revenue Recognition:
Revenue is recorded when: (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation. The expenses that are directly related to such transactions are recorded as incurred and presented within operating expenses. Revenue associated with the reimbursement of such expenses are recorded when the Company is contractually entitled to reimbursement and presented within other income.

Commissions and related expenses are recorded on a trade-date basis as securities transactions occur. Management believes all performance obligations have been satisfied as of the trade date and compensation is dependent on the value of the security at that point in time.

Contract assets and contract liabilities were not material as of December 31, 2024 and December 31, 2023.

As of December 31, 2024 commission income by major source is as follows:

Harbour Investments, Inc. revenue sharing	$588,627
Jackson National Life fixed insurance commissions	154
	$588,781

Income taxes:
There is no provision for federal income taxes because the Company has made a valid election under Section 1372(a) of the Internal Revenue Code as an S Corporation, whereby corporate income is taxed to its stockholders. Based on a change in state law in May 2011, the Company is not liable for state income taxes after December 31, 2011.

As of December 31, 2024, the Company has no significant uncertain tax positions.

Subsequent events:
The Company performed an evaluation of subsequent events through the date the financial statements were issued and determined there were no recognized or unrecognized subsequent events that would require an adjustment or additional disclosure in the financial statements as of December 31, 2024.

Use of estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Commitments, Contingencies or Guarantees:
The Company has no commitments, contingencies or guarantees as of 12/31/2024.

NOTE 2 - RELATED PARTY TRANSACTIONS AND ECONOMIC DEPENDENCE

The Company has an agreement with Burnham & Flower Agency, Inc. (BFA) whereby the Company makes use of certain common general and administrative costs, such as occupancy and personnel support. BFA has adequate resources to incur and pay for such overhead costs in its ordinary course of business. Per the expense agreement, the Company has agreed to pay BFA for certain items. There is no extended liability to the Company for items not covered in the agreement nor do amounts get allocated or recorded as additional paid-in capital to the Company.

Nearly all of the Company's commission revenue is derived from referrals of customers of its related entities, Burnham & Flower Group, Inc. and subsidiaries. The related entities are general insurance agents, providing commercial, personal property and liability, and employee benefit coverage principally to local units of government in Michigan, Indiana, Illinois, and Ohio.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $47,370 which was $42,370 in excess of its required net capital of $5,000. The Company's net capital ratio was .01 to 1. Net capital, as disclosed above, did not differ from the amount shown in Part II of Form X-17A-5.

NOTE 4 - ANTICIPATED CAPITAL DISTRIBUTIONS

The Company expects to make capital distributions from retained earnings before June 30, 2025, of $2,000.

NOTE 5 – SEGMENT REPORTING

The Accounting Standards Update (ASU) 2023-07 issued by the Financial Accounting Standards Board (FASB) introduced enhancements to segment reporting requirements for public entities, including broker-dealers. The update aimed to improve the transparency and usefulness of financial disclosures for investors and other stakeholders. ASU 2023-07 disclosure requirements are effective for fiscal years starting after December 15, 2024. The Company determined that no additional disclosures are required as the Company only has one reportable segment.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL	
Total stockholders' equity qualified for net capital	$ 55,563
Deductions and/or charges:	
Non-allowable assets:	
Commissions receivable	(778)
Prepaid expenses	(7,415)
Net capital	$ 47,370
AGGREGATE INDEBTEDNESS	
Commissions payable	6
Total Aggregate Indebtedness	$ 6
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum capital required (6-2/3% of aggregate indebtedness)	$ -
Excess net capital (Net capital, less minimum dollar net capital requirement of $5,000)	$ 42,370
Excess net capital at 1,000 percent (Net capital, less 10% of aggregate indebtedness)	$ 47,370
Ratio: Aggregate indebtedness to net capital	0.01 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2024.

The Company has not made an election to compute the alternative net capital requirement.

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from SEC Rule 15c3-3 under section (k)(1), and therefore, has not presented the Computation for Determination of Reserve Requirements and Information for Possession or Control Requirements.

S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Stockholders and
Those Charged With Governance of
Burnham & Flower Financial, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) Burnham & Flower Financial, Inc. identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which Burnham & Flower Financial, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: Paragraph (k)(1) (the exemption provisions) and (b) Burnham & Flower Financial, Inc. stated that Burnham & Flower Financial, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Burnham & Flower Financial, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Burnham & Flower Financial, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of 17 C.F.R. § 240.15c3-3.

Sanville & Company, LLC

Dallas, Texas
March 17, 2025

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

Burnham & Flower Financial, Inc.

315 South Kalamazoo Mall
Kalamazoo, MI 49007-4806
Tel: 269.341.48353, 800.748.0554
Fax: 269.276.4061

Burnham & Flower Financial, Inc.'s Exemption Report

Burnham & Flower Financial, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(1)

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Burnham & Flower Financial, Inc.

I, Amber Howes, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Vice President
March 13, 2025